UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

July 15, 2019

(Date of Report (Date of earliest event reported))

Money With Meaning Fund, LLC

(Exact name of registrant as specified in its charter)

Delaware	82-1462270
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

300 S Orange Avenue Suite 1000 Orlando, Florida	32801
(Address of principal executive offices)	(Zip Code)

(800) 373-4132
Registrant’s telephone number, including area code

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

The Company has entered into an agreement with Sudrania Fund Services, LLC (“Sudrania”) captioned Fund Administration Agreement (the “Sudrania Agreement”).

Pursuant to the Sudrania Agreement, Sudrania will provide certain services to the Company, including escrow services. A copy of the Sudrania Agreement is attached as Exhibit 1A-6G.

The Company no longer has any relationship with Prime Trust, LLC.

EXHIBITS
Exhibit 1A-6G	Agreement between the Company and Mainstream Fund Services, Inc. dated January 9, 2018.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 15, 2019.

MONEY WITH MEANING FUND, LLC

By:	Cloud Capital Management, LLC
As Manager

By	/s/ Terrence Ostermman
Terrence Osterman, Managing Member

DATED: July 15, 2019

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